Exhibit 99.2

Toronto

Montréal

Calgary

Ottawa

Vancouver

New York

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario, Canada M5X 1B8
416.362.2111 MAIN
416.862.6666 FACSIMILE

December 9, 2016

TO:                         Enbridge Inc.

RE:                          Shelf Prospectus Supplement of Enbridge Inc.

We refer to the shelf prospectus supplement of Enbridge Inc. (the “Corporation”) (the “Prospectus Supplement”) relating to the offering by the Corporation of subordinated notes of the Corporation under a short form base shelf prospectus dated August 19, 2016, forming part of the Registration Statement on Form F-10 filed by the Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name under the heading “Legal Matters” in the Prospectus Supplement.  We also hereby consent to the reference of our firm name and to the use of our opinions under the heading, “Material Income Tax Considerations — Material Canadian Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

“Osler, Hoskin & Harcourt LLP”